April 22, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Nuwellis, Inc.
Registration Statement on Form S-1, as amended
File No. 333-276562
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on April 17, 2024 (the “Acceleration Request”), in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-276562) (the “Registration Statement”).   We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please direct any questions with respect to the withdrawal of the Acceleration Request of the Registration Statement to Jessica M. Herron of Honigman LLP, counsel to the Company, by telephone at (313) 465-7602 or, in her absence, Phillip  D. Torrence of Honigman LLP by telephone at (269) 337-7702.

[Signature page follows]

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Sincerely,

Nuwellis, Inc.

By: /s/ Nestor Jaramillo, Jr.

Nestor Jaramillo, Jr.
President and Chief Executive Officer

cc:	Neil P. Ayotte, Nuwellis, Inc. Robert B. Scott, Nuwellis, Inc. Phillip D. Torrence, Honigman LLP
Jessica M. Herron, Honigman LLP
Tracy Buffer, Lowenstein Sandler LLP